October 21, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed October 3, 2024
            File No. 333-279382
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1filed October 3, 2024 Dilution, page 58

1. Please provide us with your calculation for arriving at the numbers disclosed in the dilution calculation table on page 59 similar to those you provided in Annex A of your correspondence letter dated July 5, 2024.
Consolidated Financial Statements, page F-1

2. Your revised disclosure on page 126 states that in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock will be entitled to be paid out before any payments to the common shareholders, an amount equal to the greater of (i) 110% of the sum of
 October 21, 2024
Page 2

       (a) the Stated Value, plus (b) the amount of the aggregate dividends then accrued on such share of Series A Preferred Stock and not previously paid, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding up. As this payment appears to be considerably in excess of the par value of the preferred shares disclosed on the face of your balance sheet, please revise to disclose in the equity section of the balance sheets the aggregate amount of liquidation preference of these Preferred Shares. Refer to ASC 505-10-50-4. Also, revise to disclose the terms of the liquidation preference in the notes to the financial statements.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of significant account policies
Investments/Investments in Flavored Bourbon LLC, page F-13

3.     We note your response to prior comment 4. Please tell us how the OPM
Backsolve
       Valuation Model you used to measure the fair value of your investment in Flavored
       Bourbon LLC complies with the requirement in ASC 321-10-55-9 which states that the observable price of a similar security should be adjusted for the different rights and obligations to determine the amount that should be recorded as an upward or downward adjustment in the carrying value of the security measured in accordance with paragraph 321-10-35-2 to reflect the fair value of the security as of the date that the observable transaction for the similar security took place. Also, please note that subsequent to irrevocably electing to measure at fair value, the investment measured in accordance with paragraph 321-10-35-2 must continue to be measured at fair value at each reporting period end date in accordance with ASC 321-10-35-1. Revise your disclosures accordingly.
Note 16. Subsequent Events, page F-40

4. Your response does not appear to fully address the prior comment 6, as some of the subsequent events disclosed here do not appear to be reflected in your pro forma financial information and vice versa (e.g., transactions related to the factoring agreements). Your revised disclosures also do not appear to quantify the total number of shares issued subsequent to June 30, 2024 by type and class of stock or equity instruments. Please revise accordingly.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   M. Ali Panjwani, Esq.